Dillard’s Inc.

1600 Cantrell Road – P.O. Box 486 – Little Rock, Arkansas  72203

Telephone:  501-376-5200   Fax:  501-376-5917

James I. Freeman

Senior Vice-President

Chief Financial Officer

Telephone:  501-376-5980

Fax:  501-376-5917

August 23, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Andrew D. Mew

Re:          Dillard’s, Inc. (File No. 001-06140)

Response to SEC Comment Letter dated July 20, 2012

Dear Mr. Mew:

On behalf of Dillard’s, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 20, 2012 (the “Comment Letter”) relating to the following Company filings:

•                  Form 10-K for the fiscal year ended January 28, 2012 filed March 22, 2012

For the Staff’s convenience, the comments of the Staff are reproduced in bold font below and are followed in each case by the response of the Company.

Form 10-K for the fiscal year ended January 28, 2012

Item 8. Financial Statements and Supplementary Data

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-9

Cash Equivalents, page F-9

1.              We note your response to prior comment 1. Certificates of deposits with durations to maturity from their purchase date exceeding three months while otherwise meeting the criteria of a cash equivalent do not meet the definition. Please revise your balance sheets, statements of cash flows and related disclosure accordingly.

Response:

The Company respectfully refers to its response to comment 1 in our letter to the Staff dated June 28, 2012. In that response we refer to our ability to withdraw and replace, if we wish, the funds under the items referred to as certificates of deposit (“CDs”). Because the nature of our instruments is that the funds are available to us at any time without penalty (for all but the insignificant amount referred to in our response letter dated May 23, 2012) and we have withdrawn the amounts at times and also have the ability to replenish the funds, if we so choose, we believe that our instruments (CDs) are demand deposits that have an interest reset date that can be up to one year in the future. Since these instruments clearly have the general characteristics of demand deposits as outlined by FASB ASC 305-10-20, the Company continues to assert that they are properly classified as Cash.

Should the Staff not agree with our view, we respectfully will request this matter be submitted for review by appropriate senior level staff of the Division.

Merchandise Inventories, page F-9

2.              We note your response to prior comment 2. You indicate that you did make an adjustment to reduce the LIFO carrying value to the FIFO carrying value. Please explain why your adjustment had no impact on cost of sales and the amount of your adjustment to reduce the carrying value of your inventory did not warrant disclosure pursuant to FASB ASC 330-10-50-2.

Response:

This market adjustment does impact the Company’s Cost of Goods Sold.  However, this adjustment is not substantial and unusual and therefore does not warrant consideration for disclosure pursuant to FASB ASC 330-10-50-2.

3.              We note your response to prior comment 3. You state you determined that your inventory at cost under LIFO RIM was in excess of the inventory’s net realizable value. Please tell us for each period presented the net realizable value of your inventory and how you determined such amount. Note that net realizable value represents selling price less costs to dispose (the ceiling). We believe this is conceptually different from FIFO RIM determined cost. Please also tell us for the same group of inventory items the related LIFO inventory value, the net realizable value less your normal profit margin (the floor) and the FIFO RIM value. You state that due to net markdowns being included in the determination of the cost compliment under LIFO RIM, the cost compliment is higher than it would be using FIFO RIM. Please tell us whether exclusion of net markdowns in the GAFS at retail denominator would result in a lower cost compliment that when applied to ending inventory at retail (including markdowns) would result in a LIFO flow assumption adjusted for lower cost or market (LOCOM); effectively capturing the loss in utility associated with markdowns on a LIFO flow assumption. We believe that the floor/ceiling LOCOM test should be performed on your inventory as stated at the cost flow assumption that you are disclosing you are using; which in this case is LIFO. In any event, please explain to us why FIFO approximates market along with the turnover rates of your various inventory categories. Notwithstanding your assertion that FIFO approximates market, we do not believe GAAP is clear that adjusting your inventory to FIFO RIM when that amount is lower than LIFO RIM is a proper application of the floor/ceiling LOCOM guidance since it could result in larger downward adjustments than contemplated by GAAP.

Response:

The Company’s responses to requests for financial data appear in the attached Appendix A.

The Company’s prior response should have stated that LIFO RIM was in excess of market (rather than net realizable value). We refer to our response to comment 3 in our response letter dated June 28, 2012 for the retail inventory method formula. We also refer to the FASB codification in which market is defined as “market means current replacement cost (by purchase or by reproduction, as the case may be) provided that it meets both of the following conditions:

a)             Market shall not exceed the net realizable value

b)             Market shall not be less than net realizable value reduced by an allowance for an approximately normal profit margin

Net realizable value is estimated selling price in the ordinary course of business less reasonably predictable costs of completion and disposal.”

Therefore, market (replacement cost) shall not exceed estimated selling price less cost to dispose and shall not be less than estimate selling price less cost to dispose reduced by an allowance for  a normal profit margin. Market does not have to equal the ceiling or the floor. The retail method builds in a normal profit margin in the calculation through the use of the cost complement. In this regard the basic mechanics of the retail method will result in an amount between the ceiling (as defined in a above) and the floor (as defined in b above). In addition, the mechanics of the calculation result in any markdowns on the inventory reducing the carrying value of the inventory, reflecting the “loss of utility” in merchandise that has been reduced in price.  The Company believes this is why the FASB indicated in ASC 330-10-35-7 that the retail inventory method accomplishes the objectives of lower of cost or market.

Based on numerous factors including seasonality and inventory turnover, FIFO RIM  is reflective of market (replacement cost). We therefore believe it is a proper application of the lower of cost or market in GAAP. As an example, reflected in the financial data attached, use of the LIFO RIM cost would result in gross profit margins below our historic level and would not be reflective of market. The FIFO RIM amount reflects this current cost.  Additionally, the application of FIFO RIM is accepted as a reasonable convention for reaching the lower of cost or market value within the retail industry.

As alternative accounting methods, FIFO and LIFO each have a benefit in a different area. FIFO is more representative of current cost on the balance sheet and LIFO is typically viewed as more representative of matching current cost with revenue on the income statement. All of this assumes a normal inflationary environment. However, due to deflationary cost pressures in apparel over the last several years, the LIFO RIM value would accomplish neither of these benefits.

Based on our conversations since our last letter, we wish to discuss the reason why the inverse of the cost complement will not equal the gross profit percentage.  At fiscal year end, the Company’s merchandise is recorded at a retail price for which the merchandise is being offered for sale at that point in time.  Subsequent to fiscal year end, as the inventory ages and remains unsold, it is necessary for the Company to record markdowns in order to “clear” the merchandise.  These markdowns reduce the Company’s gross profit below what would be indicated by the inverse of the cost complement.  It is inappropriate to record these markdowns prior to the reduction in the price of the goods being offered to its customers.

The Company is struggling with the Staff’s question regarding the modified LIFO cost calculation.  It is reasonable to expect that the exclusion of net markdowns from the goods available for sale denominator would result in a lower LIFO cost complement.  However, the Company is unable to find support for this modified LIFO calculation in any accounting literature.  The Company further notes that the floor and ceiling test should be performed on the market value of inventory pursuant to the definition of Market contained in FASB ASC 330-10-20.  It is not appropriate to perform the floor and ceiling test on inventory cost.

As discussed in previous responses, the retail inventory method is an accounting method, whereby the goods available for sale at cost are divided by the goods available for sale at retail to derive the cost complement.  The cost complement is multiplied by the ending retail inventory to derive the carrying value of inventory under the FIFO retail inventory method (FIFO RIM).

Due to changing styles, most merchandise that the Company sells must be liquidated at the end of each season.  In order to liquidate its merchandise, the Company must often reduce the retail price offered to its customer in order to stimulate sales by recording a markdown.  This reduced retail price, when multiplied by the cost complement discussed above results in a reduced carrying value under FIFO RIM.  The reduced carrying value under FIFO RIM recognizes the loss of utility in this aging merchandise.

The concept of market or replacement cost is difficult to establish in the case of the Company’s merchandise.  Because of changing styles, the Company would find it difficult, if not impossible, to replace its merchandise with identical merchandise.  Additionally, it would make no business sense to do so, since the Company attempts to liquidate this merchandise at the end of each season due to changing styles.  Theoretically, if the Company were given an opportunity to replace its merchandise in mid-season, it would only do so at a reduced cost, since the utility of this merchandise declines as the season progresses.  The Company feels that the reduced carrying value produced by FIFO RIM reflects this lost utility and is the best proxy for replacement cost for this its merchandise.

4.              You previously provided us the retail value of your inventory in your response letter dated May 23, 2012. Please reconcile the amounts provided to those representing retail with the estimated selling price in the ordinary course of business less reasonably predictable costs of completion and disposal.

Response:

Please refer to the Company’s response to item 3, above.

Should the Staff continue to have questions or comments concerning the Company’s accounting for inventory and related matters after considering the additional information provided with this response, we would appreciate the opportunity to discuss any such matters in order to most efficiently address any further concerns.

In connection with responding to your comments, we acknowledge that:

1.                                 The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.                                      Staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

3.                                      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James I. Freeman

James I. Freeman
Senior Vice President and Chief Financial Officer

Appendix A.

In response to certain financial data you have requested we provide the following:

(amounts in thousands)	January 28, 2012	January 29, 2011
(1)	(2)	(3)
(4)	(5)	(6)
(7)	(8)	(9)
(10)	(11)	(12)
(13)	(14)	(15)
(16)	(17)	(18)
(19)	(20)	(21)
FIFO RIM Cost	$1,303,854	$1,289,547

In determining expected markdowns as of January 29, 2011, the Company tabulated the amount of markdowns recorded during fiscal 2011 for the merchandise that was on hand as of January 29, 2011.  For expected markdowns as of January 28, 2012, the Company utilized the same expected markdowns to beginning retail inventory ratio as existed at January 29, 2011.  Direct selling payroll costs comprise the Cost to Dispose.

(22)	For the Year Ended
Merchandise Category	January 28, 2012	January 29, 2011
Cosmetics	(23)	(24)
Ladies’ apparel and accessories	(25)	(26)
Juniors’ and children’s apparel	(27)	(28)
Men’s apparel and accessories	(29)	(30)
Shoes	(31)	(32)
Home & Furniture	(33)	(34)
Total	(35)	(36)

Confidential treatment requested by Dillard’s, Inc. for sequentially numbered items (1) through (36).